SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
No. (1)
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of _July 2007
Commission file number: 0-15741
AB ELECTROLUX
(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden
(Address of principal executive offices)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: July 17, 2007	By /s/ Richard S. Pietch

Stockholm, July 17, 2007
PRESS RELEASE	Page 1 of 22
Contents
Net sales and income 2
Outlook for 2007 4
Cash flow 4
Financial position 4
Business areas 6
Structural changes 9
Financial statements 12
Half-yearly Report 2007
Stockholm, July 17, 2007
•	Net sales for continuing operations increased to SEK 50,715m (49,875) and income for the period was SEK 1,037m (773), or SEK 3.70 (2.62) per share

•	Operating income rose by 16% in the first half of 2007, excluding items affecting comparability, compared to the same period last year

•	Strong sales volumes in North America led to gains in market share and improved earnings

•	Income from floor-care operations doubled in the second quarter

•	Continued strong growth in Latin America

•	Lower income for appliances in Europe due to delayed product launches and higher raw material costs

•	Lower cash flow reflecting strong growth and delayed product launches

•	Group outlook for 2007 is unchanged

				First	First
	Q2	Q2	Change	half	half	Change
SEKm	2007	2006	%	2007	2006	%

Continuing operations
Net sales	25,785	25,322	1.8	50,715	49,875	1.7
Operating income1)	890	862	3.2	1,647	1,317	25.1
Operating income, excluding items affecting comparability	921	844	9.1	1,678	1,444	16.2
Margin, %	3.6	3.3		3.3	2.9
Income after financial items	752	783	N/A	1,422	1,170	21.5
Income after financial items, excluding items affecting comparability	783	765	2.4	1,453	1,297	12.0
Margin, %	3.0	3.0		2.9	2.6
Income for the period	545	541	N/A	1,037	773	34.2
Income for the period, excluding items affecting comparability	576	546	5.5	1,068	923	15.7
Earnings per share, SEK2)	1.94	1.83		3.70	2.62
Value creation	210	256	-46	296	233	63
Return on net assets, %	—	—		16.3	15.1
Return on net assets, excluding items affecting comparability, %	—	—		14.6	13.1
Total, including discontinued operations3)
Income for the period	545	1,165		1,037	1,972
Earnings per share, SEK2)	1.94	3.95		3.70	6.70

1)	Operating income for the second quarter of 2007 includes items affecting comparability amounting to SEK -31m, compared to SEK 18m for the second quarter of 2006, see page 12.

2)	Basic, based on an average of 281.5 (295.0) million shares for the second quarter of 2007 after buy-backs. For earnings per share after dilution, see page 12.

3)	Discontinued operations, the Group’s former Outdoor Products operations, include the period January-May of 2006.
For definitions, see page 20

AB ELECTROLUX (PUBL)
POSTAL ADDRESS	MEDIA HOTLINE	INVESTOR RELATIONS	E-MAIL
SE-105 45 STOCKHOLM	+46 8 657 65 07	+46 8 738 60 03	ir@electrolux.se
VISITING ADDRESS	TELEFAX	WEB SITE	REG.NO.
S:T GÖRANSGATAN 143	+46 8 738 74 61	www.electrolux.com	556009-4178

Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
The Group’s Outdoor Products operations were distributed under the name of Husqvarna to the Electrolux shareholders in June 2006. As of June 2006, Husqvarna is reported as discontinued operations in the income and cash flow statements for 2006. Assets and liabilities for Husqvarna were excluded from the balance sheet as of May 31, 2006. The balance sheet items are according to the historical financial statements. For information on Electrolux accounting and valuation principles, see page 21.
The comments in this Interim Report refer to continuing operations.
NET SALES AND INCOME
Second quarter of 2007
Net sales for the Electrolux Group in the second quarter of 2007 amounted to SEK 25,785m as against SEK 25,322m in the previous year. Sales were positively impacted by changes in volume/price/mix while changes in exchange rates had a negative impact. Sales increased by 4.8% in comparable currencies.

Changes in net sales	Q2
%	2007

Changes in Group structure	0.0
Changes in exchange rates	-3.0
Changes in volume/price/mix	4.8

Total	1.8

Operating income increased to SEK 890m (862), corresponding to 3.5% (3.4) of net sales. Income after financial items decreased to SEK 752m (783), which corresponds to 2.9% (3.1) of net sales. Income for the period increased to SEK 545m (541), corresponding to SEK 1.94 (1.83) in earnings per share.
Operating income improved in the second quarter compared to the corresponding quarter last year, mainly due to good sales growth in appliances in North America and Latin America, and continued strong performance in the floor-care operations. Income was positively affected by an improved product mix and more efficient production while lower income for appliances in Europe arising from delayed product launches and higher raw material costs had an adverse effect on the operating result.
Income excluding items affecting comparability
Operating income for the second quarter of 2007 includes items affecting comparability in the amount of SEK -31m (18) referring to costs for the previously announced closure of the cooker plant in Fredericia, Denmark. More information on restructuring can be found on page 9 and in the table on page 12.
Excluding items affecting comparability, operating income for the second quarter of 2007 increased by 9.1% to SEK 921m (844), corresponding to 3.6% (3.3) of net sales. Income after financial items increased by 2.4% to SEK 783m (765), representing 3.0% (3.0) of net sales. Income for the period increased by 5.5% to SEK 576m (546), corresponding to SEK 2.05 (1.85) in earnings per share.
Effects of changes in exchange rates
Changes in exchange rates compared to the previous year, including both translation and transaction effects, had a negative impact of SEK -45m on operating income for the second quarter of 2007. Transaction effects net of hedging contracts amounted to SEK -17m. Translation of income statements in subsidiaries had an effect of SEK -28m, mainly due to the strengthening of the Swedish krona against the US dollar.
The effect of changes in exchange rates on income after financial items amounted to SEK -53m.
Financial net
Net financial items for the second quarter increased to SEK -138m compared to SEK -79m for the corresponding period in the previous year. The increase is mainly due to higher net borrowings.
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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
First half of 2007
Net sales for the Electrolux Group in the first half of 2007 amounted to SEK 50,715m as against SEK 49,875m in the previous year. Sales were positively impacted by changes in volume/price/mix, while changes in exchange rates had a negative impact. Sales increased by 6.1% in comparable currencies.

Changes in net sales	First half
%	2007

Changes in Group structure	0.0
Changes in exchange rates	-4.4
Changes in volume/price/mix	6.1

Total	1.7

Operating income increased by 25.1% to SEK 1,647m (1,317), corresponding to 3.2% (2.6) of net sales. Income after financial items amounted to SEK 1,422m (1,170), which corresponds to 2.8% (2.3) of net sales. Income for the period from continuing operations improved to SEK 1,037m (773), corresponding to SEK 3.70 (2.62) in earnings per share.
Income excluding items affecting comparability
The above-mentioned operating income figures for the first half of 2007 include items affecting comparability in the amount of SEK -31m, (see table on page 12). In the first half of 2006, items affecting comparability amounted to SEK -127m.
Excluding the above-mentioned items affecting comparability, operating income for the first half of 2007 increased by 16.2% to SEK 1,678m (1,444), corresponding to 3.3% (2.9) of net sales. Income after financial items improved by 12.0% to SEK 1,453m (1,297), representing 2.9% (2.6) of net sales. Income for the period increased by 15.7% to SEK 1,068m (923), corresponding to SEK 3.81 (3.13) in earnings per share.
Effects of changes in exchange rates
Changes in exchange rates compared to the previous year, including both translation and transaction effects, had a negative impact of SEK -44m on operating income. Transaction effects net of hedging contracts amounted to SEK 20m. Translation of income statements in subsidiaries had an effect of SEK -64m.
The effect of changes in exchange rates on income after financial items amounted to SEK -55m.
Financial net
Net financial items for the first half of 2007 increased to SEK -225m compared to SEK -147m for the same period in the previous year. The increase is mainly due to the increase in net borrowings.
Discontinued operations
Income for the period from discontinued operations amounted to SEK 1,199m in the first half of 2006 and refers to the former Outdoor Products operations, Husqvarna, which was distributed to Electrolux shareholders in June 2006. For information on accounting principles for discontinued operations, see page 21.
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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
OUTLOOK – FOR THE FULL YEAR 2007*
Market demand for appliances in 2007 is expected to show continued growth in Europe, while the North American market is expected to decline as compared to 2006. Raw material costs are expected to have an adverse effect on the Group’s operating income.
Operating income in 2007 is expected to be somewhat higher than in 2006, excluding items affecting comparability.

* The outlook is unchanged from when it was first reported in February 2007.
CASH FLOW
Cash flow from operations and investments was SEK -600m in the second quarter of 2007.
Cash flow from operations totaled SEK 475m. Changes in operating assets and liabilities had a negative impact on cash flow during the quarter. Inventories have been built up since the end of 2006 in connection with product launches in Europe combined with the strong market growth. A somewhat weaker market in the second quarter and delayed product launches in various European countries resulted in high inventories and reduction in production volume during the quarter. The decrease in production also had an impact on accounts payable. Trade receivables rose during the quarter due to strong sales growth, particularly for major appliances in North America and Latin America and in the floor-care operations. Sales increased by almost 5% in comparable currencies.
Cash flow from investments totaled SEK -1,075m. Capital expenditure in the second quarter related mainly to the new plant for front-loaded washing machines in Juarez, Mexico, and to the Group’s new production facilities in Poland.
Cash flow in the second quarter of 2006 was positively affected by the proceeds of the divestment of the operations in Electrolux Financial Corporation in the US.

			First	First
Cash flow from continuing operations	Q2	Q2	half	half	Full year
SEKm	2007	2006	2007	2006	2006

Cash flow from operations, excluding change in operating assets and liabilities	1,166	854	1,706	1,779	5,263
Change in operating assets and liabilities	-691	770	-966	676	-703

Cash flow from operations	475	1,624	740	2,455	4,560
Divestment of operations	—	1,218	—	1,218	1,064
Capital expenditure in tangible fixed assets	-932	-792	-1,720	-1,370	-3,152
Other	-143	86	-297	-76	-298

Cash flow from investments	-1,075	512	-2,017	-228	-2,386

Cash flow from operations and investments	-600	2,136	-1,277	2,227	2,174

FINANCIAL POSITION
To adapt the Group’s capital structure, an Extraordinary General Meeting in December 2006 decided on a mandatory redemption procedure of shares. The redemption procedure and the payment of the redemption amount of SEK 20 per share totaling SEK 5,579m were carried out at the end of January 2007. In April the ordinary dividend for 2006, authorized by the AGM, amounting to SEK 4 per share totaling SEK 1,126m was paid to shareholders.
EQUITY
Total equity as of June 30, 2007, amounted to SEK 13,973m (18,587), which corresponds to SEK 49.63 (64.03) per share. Return on equity was 14.9% (15.8). Excluding items affecting comparability, return on equity was 15.4% (17.0).
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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
Net borrowings
Net borrowings increased to SEK 7,755m (-2,245). Compared to the previous year, net borrowings have been affected by the capital distribution to shareholders at the beginning of 2007, the dividend payment for 2006 and the negative cash flow. The net debt/equity ratio was 0.55 (-0.12). The equity/assets ratio was 22.6% (33.1).

Net borrowings	June 30,	June 30,	December 31,
SEKm	2007	2006	2006

Interest-bearing liabilities	11,460	8,241	7,495
Liquid funds	3,705	10,486	7,799

Net borrowings	7,755	-2,245	-304

Net debt/equity ratio	0.55	-0.12	-0.02
Equity/assets ratio, %	22.6	33.1	22.7

Working capital
Working capital as of June 30, 2007, amounted to SEK -267m (-4,527), corresponding to -0.3% (-4.5) of annualized net sales. Inventories amounted to SEK 14,164m (12,473) and trade receivables to SEK 21,152m (18,548), corresponding to 13.6% (12.5) and 20.3% (18.6) of annualized net sales, respectively. Accounts payable amounted to SEK 15,750m (14,606), corresponding to 15.2% (14.6) of annualized net sales.
Net assets and return on net assets
Net assets as of June 30, 2007, amounted to SEK 21,728m (16,051). Average net assets increased to SEK 20,231m (17,408).
Adjusted for items affecting comparability, average net assets amounted to SEK 23,041m (22,013), corresponding to 22.7% (22.1) of net sales. Items affecting comparability refers to restructuring provisions and provisions for post-employment benefits due to the IFRS transition.
The return on net assets was 16.3% (15.1), and 14.6% (13.1), excluding items affecting comparability.
VALUE CREATED
Value creation is the primary financial performance indicator for measuring and evaluating financial performance within the Group. The model links operating income and asset efficiency with the cost of the capital employed in operations. The model measures and evaluates profitability by region, business area, product line, or operation.
Total value created during the first half of 2007 improved to SEK 296m as compared to SEK 233m in the previous year. The WACC rate for 2007 is computed at 12% as compared to 11% for 2006. The change in WACC rate had a negative impact of SEK 115m on value created in 2007. The capital-turnover rate was 4.40 (4.53).
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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
OPERATIONS BY BUSINESS AREA IN THE SECOND QUARTER
Changes in net sales and operating income by business area in comparable currencies are given on page 16.
Consumer Durables, Europe

			First	First
Consumer Durables, Europe	Q2	Q2	half	half	Full year
SEKm	2007	2006	2007	2006	2006

Net sales	10,496	10,336	21,050	20,335	44,233
Operating income	299	376	769	781	2,678
Operating margin, %	2.8	3.6	3.7	3.8	6.1

Industry shipments of core appliances		First
in Europe	Q2	half
Units, year-on-year, %	2007	2007

Western Europe	-0.4	0.4
Eastern Europe (excluding Turkey)	6.0	9.1

Total	1.1	2.4

Core appliances
Industry shipments of core appliances in Europe increased by 1% in the second quarter, compared to the same period last year. Demand grew strongly in Eastern Europe, but declined slightly in Western Europe. Demand continued to be weak in Germany during the quarter.
Group sales of core appliances in Europe rose slightly during the second quarter, primarily as a result of an improved product mix. Operating income was, however, lower than in the same quarter last year due to higher raw material costs and delayed product launches. The Group continued to launch new products at a fast pace across Europe during the quarter, but the process of replacing existing products was delayed in several European markets. Consequently, the Group continued selling existing products in the affected markets at competitive prices. The new product offering has been well received in markets where it has been launched. A problem with a purchased component for a small series of dishwashers increased warranty costs of 8 EURm during the quarter.
Floor-care products
Demand for floor-care products in Europe increased slightly in the second quarter compared to the same period last year. The Group continued to gain market share during the quarter. Group sales rose on the basis of higher volumes. Operating income increased strongly in response to higher sales volumes and lower costs for the Group’s own produced and externally sourced products.
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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
Consumer Durables, North America

			First	First
Consumer Durables, North America	Q2	Q2	half	half	Full year
SEKm	2007	2006	2007	2006	2006

Net sales	9,043	9,287	17,665	18,384	36,171
Operating income	422	383	680	596	1,462
Operating margin, %	4.7	4.1	3.8	3.2	4.0

Industry shipments of appliances		First
in the US	Q2	half
Units, year-on-year, %	2007	2007

Core appliances	-1.8	-5.1
Major appliances	-10.5	-10.0

Major appliances
Industry shipments of core appliances in the US declined somewhat in the second quarter compared to the same period last year. Shipments of major appliances (i.e., including room air-conditioners and microwave ovens) declined significantly.
Group sales of major appliances in North America rose by 5% in comparable currencies during the quarter due to higher sales volumes. The Group’s market share continued to increase in the quarter, mainly as a result of strong sales in the refrigerator, laundry and dish-care product categories. Limited sales exposure to the weak US housing market contributed to the positive performance. Operating income improved slightly in local currencies, in spite of higher raw material costs, with increased volumes and production efficiencies having a positive impact. The operating margin was unchanged.
Floor-care products
Demand for floor-care products in the US declined in the second quarter compared with the same period last year. Group sales decreased slightly in local currencies, while operating income rose significantly due to an improved product mix and lower production costs.
Consumer Durables, Latin America

			First	First
Consumer Durables, Latin America	Q2	Q2	half	half	Full year
SEKm	2007	2006	2007	2006	2006

Net sales	2,161	1,697	4,144	3,466	7,766
Operating income	103	76	185	153	339
Operating margin, %	4.8	4.5	4.5	4.4	4.4

Industry shipments of major appliances in Brazil increased by 19% in the second quarter of 2007 compared to the same period in last year. Brazil is the Group’s major market in Latin America.
Group sales in Latin America rose by 27% in the second quarter on the basis of a number of new product launches. Electrolux is now the leading brand in major appliances in the Brazilian market and is also successfully building its presence in other markets in the region. Operating income increased due to higher sales volumes and an improved product mix, which more than offset higher raw material costs.
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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
Consumer Durables, Asia/Pacific and Rest of world

			First	First
Consumer Durables, Asia/Pacific and Rest of world	Q2	Q2	half	half	Full year
SEKm	2007	2006	2007	2006	2006

Net sales	2,314	2,196	4,390	4,290	8,636
Operating income	47	54	49	7	163
Operating margin, %	2.0	2.5	1.1	0.2	1.9

Australia and New Zealand
Demand for major appliances in Australia increased in the second quarter, compared to the same period last year. Group sales rose in local currencies, mainly reflecting strong growth in front-loaded washing machines, while operating income remained unchanged mainly due to increased spending on brand development.
China
Market data for shipments of major appliances in China indicate strong growth in the second quarter, compared to the same period last year, with the high end of the market posting the strongest gains. The Group’s exposure is currently more oriented towards the low end of the market and was therefore unable to leverage from the strong growth of the premium segment. However, the Group’s strategy in the region is to increase its presence at the higher end of the market and thereby raise overall profitability. The operations in China continued to be loss making.
Professional Products

			First	First
Professional Products	Q2	Q2	half	half	Full year
SEKm	2007	2006	2007	2006	2006

Net sales	1,767	1,749	3,455	3,337	6,941
Operating income	140	143	243	226	535
Operating margin, %	7.9	8.2	7.0	6.8	7.7

Global demand for food-service and laundry equipment is estimated to have grown slightly in the second quarter compared to the same period in 2006.
Food-service equipment
Group sales of food-service equipment rose slightly in the second quarter as a result of higher prices. Operating income decreased, mainly due to lower sales volumes. Significantly higher raw material costs, especially for stainless steel, were offset by increased prices and cost savings in the second quarter.
Laundry equipment
Group sales of laundry equipment were unchanged in the second quarter compared to the same period last year. Operating income was also in line with 2006. Higher prices offset a decrease in sales volumes and higher raw material costs. Electrolux launched a new generation of professional laundry products during the second quarter.
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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
STRUCTURAL CHANGES
As previously announced, the Board has decided to close the cooker plant in Fredericia, Denmark. Production in Fredericia will be discontinued by the end of 2007 and relocated to other plants in Europe. Approximately 150 employees will be affected by the closure. The closure involves a total cost of approximately SEK 70m, of which SEK 31m was taken as a charge against operating income in the second quarter of 2007, within items affecting comparability. The remaining costs for the closure will be charged against operating income within items affecting comparability during the second half of 2007.
OTHER ITEMS
Changes In management
Gunilla Nordström has been appointed head of Electrolux Major Appliances Asia Pacific. Gunilla Nordström succeeds Peter Birch, who is retiring. She will be a member of Group Management and report to President and CEO Hans Stråberg. Gunilla Nordström, 48, is currently President of Sony Ericsson Mobile Communications (China) Co. Ltd. and Corporate Vice President of Sony Ericsson Mobile Communications AB. She will assume her new position in August and will be based at the Electrolux regional head office in Singapore.
Carina Malmgren Heander has been appointed new Senior Vice President of Group Staff Human Resources and Organizational Development for the Electrolux Group. She will be part of Group Management and report to Hans Stråberg. Carina Malmgren Heander, 47, is currently Senior Vice President Human Resources for Sandvik AB. Before joining Sandvik, she held various management positions at ABB. She will assume her new position during the third quarter of 2007 and will be based in Stockholm, Sweden. Her predecessor, Harry de Vos, has been appointed Senior Vice President of Human Resources for ASML, a Dutch company.
Transfer of own shares
For the last few years Electrolux has acquired own shares for the purpose of using these shares to finance potential company acquisitions and as a hedge for the Group’s incentive programs.
In accordance with the proposal by the Board of Directors, the AGM in 2007 decided to authorize the Board to transfer own shares in connection with company acquisitions during the period up until the AGM in 2008. The AGM also authorized transfers of repurchased B-shares to cover costs that may arise as a result of the previous employee stock-option programs for 2001-2003 and the Electrolux Performance
Share Program 2005.
In the second quarter of 2007, senior managers purchased 149,515 B-shares from Electrolux under the terms of the employee stock-option programs. As of June 30, 2007, Electrolux held 27,381,099 B-shares, corresponding to 8.9% of the total number of outstanding shares. See table on page 15.
Asbestos litigation in the US
Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Some of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.
As of June 30, 2007, the Group had a total of 1,707 cases pending, representing approximately 2,620 plaintiffs. A total of 192 new cases with approximately 192 plaintiffs were filed and 186 pending cases with approximately 245 plaintiffs were resolved during the second quarter of 2007. Approximately 520 of the plaintiffs relate to cases pending in the state of Mississippi.
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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or on results of operations in the future.
RISK MANAGEMENT
Risks in connection with the Group’s operations can, in general, be divided into operational risks related to business operations and those related to financial operations. Operational risks are normally managed by the operative units within the Group, and financial risks by the Group’s treasury department.
Operational risks
Electrolux is currently exposed to risks in connection with its business operations. The Group’s ability to improve profitability and increase shareholder value is largely dependent on success in development of new, innovative products and in maintaining cost-efficient production. Managing fluctuations in the prices of raw materials and components and restructuring are vital for maintaining and increasing the Group’s competitiveness.
Financial risk management
Furthermore the Group is exposed to a number of risks related to, for example, liquid funds, trade receivables, customer financing receivables, payables, borrowings, commodities and derivative instruments. The risks are, primarily:
•	Interest-rate risks on liquid funds and borrowings

•	Financing risks related to the Group’s capital requirements

•	Foreign-exchange risks on earnings and net investments in foreign subsidiaries

•	Commodity-price risks affecting expenditure on raw materials and components to be used in production

•	Credit risks related to financial and commercial activities
Risk management, risks and risk exposures are described in the Annual Report of 2006, Electrolux.com/annualreport2006.
PARENT COMPANY, AB ELECTROLUX
The Parent Company comprises the functions of the Group’s head office, as well as five companies operating on a commission basis for AB Electrolux.
Net sales for the Parent Company, AB Electrolux, for the first half of 2007 amounted to SEK 2,832m (2,918) of which SEK 1,413m (1,541) referred to sales to Group companies and SEK 1,419m (1,377) to external customers. Income after financial items was SEK 466m (5,586), including dividends from subsidiaries in the amount of SEK 431m (5,455). Income for the period amounted to SEK 489m (5,612).
Capital expenditure in tangible and intangible assets was SEK 44m (8). Liquid funds at the end of the period amounted to SEK 552m (5,916) as against SEK 4,280m at the start of the year.
Undistributed earnings in the Parent Company at the end of the period amounted to SEK 8,368m, as against SEK 8,668m at the start of the year. Dividend payment to shareholders for 2006 amounted to SEK 1,126m and in January 2007, SEK 5,579m was distributed through a redemption procedure.
The income statement and balance sheet for the Parent Company are presented on page 19.

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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
The Board of Directors and the President and CEO certify that the interim report gives a true and fair overview of the Parent Company AB Electrolux and the Group’s operations, their financial position and results of operations, and describes significant risks and uncertainties facing the Parent Company and other companies in the Group.
Stockholm, July 16, 2007
Marcus Wallenberg
Chairman of the Board of Directors
Peggy Bruzelius
Vice Chairman of the Board of Directors

Torben Ballegaard Sørensen	Louis R. Hughes
Board member	Board member

John Lupo	Johan Molin
Board member	Board member

Caroline Sundewall	Barbara Milian Thoralfsson
Board member	Board member
Hans Stråberg
Board member, President and CEO

Ola Bertilsson Board member, union representative	Gunilla Brandt Board member, union representative	Ulf Carlsson Board member, union representative

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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
Costs for inventories and transport of finished products to customers are reported as of 2007 under costs of goods sold within gross operating income in the consolidated income statement. These costs were previously reported under selling expenses. The reason for the change is that these costs are to a great extent related to sales volumes and net sales, and that selling expenses in many cases are interpreted as overhead costs. Comparative figures in the income statements for 2006 have been adjusted according to the change. The adjustment for the second quarter of 2006 involves a reduction of SEK 871m in gross operating income as costs of goods sold increased and selling expenses decreased by the corresponding amounts. The adjustment on gross operating income and selling expenses for the full year 2006 amounts to SEK 4,339m. Operating income and margin for 2006 are unchanged.
CONSOLIDATED INCOME STATEMENT

			First half	First half	Full year
SEKm	Q2 2007	Q2 2006	2007	2006	2006

Net sales	25,785	25,322	50,715	49,875	103,848
Cost of goods sold	-21,201	-20,347	-41,754	-40,568	-84,003

Gross operating income	4,584	4,975	8,961	9,307	19,845
Selling expenses	-2,617	-2,966	-5,136	-5,532	-10,955
Administrative expenses	-1,052	-1,185	-2,155	-2,344	-4,467
Other operating income/expenses	6	20	8	13	152
Items affecting comparability	-31	18	-31	-127	-542

Operating income*	890	862	1,647	1,317	4,033
Margin, %	3.5	3.4	3.2	2.6	3.9

Financial items, net	-138	-79	-225	-147	-208

Income after financial items	752	783	1,422	1,170	3,825
Margin, %	2.9	3.1	2.8	2.3	3.7
Taxes	-207	-242	-385	-397	-1,177

Income for the period from continuing operations	545	541	1,037	773	2,648
Income for the period from discontinued operations	—	624	—	1,199	1,199
Income for the period	545	1,165	1,037	1,972	3,847
Attributable to:
Equity holders of the Parent Company	545	1,165	1,037	1,972	3,847
Minority interest in income for the period	0	0	0	0	0

* Operating income includes:
Depreciation and amortization	-692	-706	-1,384	-1,394	-2,758

Continuing operations
Earnings per share, SEK	1.94	1.83	3.70	2.62	9.17
Diluted, SEK	1.93	1.82	3.69	2.61	9.14

Total
Earnings per share, SEK	1.94	3.95	3.70	6.70	13.32
Diluted, SEK	1.93	3.93	3.69	6.65	13.27
Number of shares after buy-backs, million	281.5	290.3	281.5	290.3	278.9
Average number of shares after buybacks, million	281.5	295.0	280.5	294.5	288.8
Diluted, million	282.0	296.7	281.0	296.7	289.8

ITEMS AFFECTING COMPARABILITY

			First half	First half	Full year
SEKm	Q2 2007	Q2 2006	2007	2006	2006

Restructuring provisions and write-downs
Appliances plant in Fredericia, Denmark	-31	—	-31	—	—
Appliances plant in Torsvik, Sweden	—	-43	—	-43	-43
Appliances plant in Nuremberg, Germany	—	—	—	-145	-145
Appliances plants in Adelaide, Australia	—	—	—	—	-302
Reversal of unused restructuring provisions	—	—	—	—	60
Capital gain/loss on divestments
Divestment of Electrolux Financial Corp, USA	—	61	—	61	61
Divestment of 50% stake in Nordwaggon AB, Sweden	—	—	—	—	-173

Total	-31	18	-31	-127	-542

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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
CONSOLIDATED BALANCE SHEET

SEKm	June 30, 2007	June 30, 2006	Dec. 31, 2006

Assets
Property, plant and equipment	15,094	14,041	14,209
Goodwill	2,078	2,009	1,981
Other intangible assets	1,833	1,736	1,780
Non-current derivatives	—	47	—
Other non-current assets	4,215	4,065	3,988

Total non-current assets	23,220	21,898	21,958
Inventories	14,164	12,473	12,041
Trade receivables	21,152	18,548	20,905
Other current assets	3,656	3,717	3,709
Current derivatives	181	741	318
Short-term investments	470	3,284	1,643
Cash and cash equivalents	2,720	6,063	5,475

Total current assets	42,343	44,826	44,091

Total assets	65,563	66,724	66,049

Equity and liabilities
Equity attributable to equity holders of the Parent Company	13,972	18,586	13,193
Minority interests	1	1	1

Total equity	13,973	18,587	13,194
Long-term borrowings	3,732	4,814	4,502
Non-current derivatives	2	8	—
Deferred tax liabilities	1,225	1,273	1,205
Provisions for post-employment benefits	6,441	7,391	6,586
Long-term provisions	3,963	4,352	4,258

Total non-current liabilities	15,363	17,838	16,551
Accounts payable	15,750	14,606	15,320
Tax liabilities	1,678	1,022	1,651
Share redemption	—	—	5,579
Short-term liabilities	10,047	9,377	9,293
Short-term borrowings	7,162	2,620	2,582
Current derivatives	412	725	247
Other provisions	1,178	1,949	1,632

Total current liabilities	36,227	30,299	36,304

Total equity and liabilities	65,563	66,724	66,049

Contingent liabilities	1,276	1,395	1,022

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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
CONSOLIDATED CASH FLOW STATEMENT

			First half	First half	Full year
SEKm	Q2 2007	Q2 2006	2007	2006	2006

Operations
Income after financial items	752	783	1,422	1,170	3,825
Depreciation and amortization	692	706	1,384	1,394	2,758
Capital gain/loss included in operating income	0	-61	0	-61	112
Restructuring provisions	-81	-203	-764	-288	-737
Share-based compensation	15	17	35	37	86
Change in accrued and prepaid interest	68	35	27	-110	-38
Taxes paid	-280	-423	-398	-363	-743

Cash flow from operations, excluding change in operating assets and liabilities	1,166	854	1,706	1,779	5,263

Change in operating assets and liabilities
Change in inventories	-246	-118	-1,791	-846	-748
Change in trade receivables	-405	-140	703	1,118	-856
Change in other current assets	12	-147	-59	-153	-354
Change in accounts payable	-118	1,108	76	789	1,779
Change in other operating liabilities and provisions	66	67	105	-232	-524

Cash flow from change in operating assets and liabilities	-691	770	-966	676	-703

Cash flow from operations	475	1,624	740	2,455	4,560

Investments
Divestment of operations	0	1,218	0	1,218	1,064
Capital expenditure in property, plant and equipment	-932	-792	-1,720	-1,370	-3,152
Capitalization of product development	-118	-110	-228	-194	-515
Other	-25	196	-69	118	217

Cash flow from investments	-1,075	512	-2,017	-228	-2,386

Cash flow from operations and investments	-600	2,136	-1,277	2,227	2,174

Financing
Change in short-term investments	-188	-3,440	997	-2,901	-805
Change in borrowings	1,060	902	4,037	-290	-1,408
Dividend	-1,126	-2,222	-1,126	-2,222	-2,222
Redemption of shares	—	—	-5,582	0	—
Repurchase and sale of shares	12	-537	118	-96	-1,463

Cash flow from financing	-242	-5,297	-1,556	-5,509	-5,898

Cash flow from continuing operations	-842	-3,161	-2,833	-3,282	-3,724

Cash flow from discontinued operations
Cash flow from operations	0	1,795	0	-2,446	-2,446
Cash flow from investments	0	-233	0	-727	-727
Cash flow from financing	0	3,992	0	8,504	8,504

Cash flow from discontinued operations	0	5,554	0	5,331	5,331

Total cash flow	-842	2,393	-2,833	2,049	1,607
Cash and cash equivalents at beginning of period	3,460	4,194	5,475	4,420	4,420
Exchange-rate differences	102	-524	78	-406	-552
Cash and cash equivalents at end of period	2,720	6,063	2,720	6,063	5,475

Change in net borrowings
Total cash flow, excluding change in loans and short-term investments	-1,712	9,444	-7,867	5,240	3,820
Net borrowings at beginning of period	-5,958	-6,775	304	-2,974	-2,974
Exchange-rate differences referring to net borrowings	-85	-424	-192	-21	-542
Net borrowings at end of period	-7,755	2,245	-7,755	2,245	304

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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
CHANGE IN TOTAL EQUITY

	First half	First half	Full year
SEKm	2007	2006	2006

Opening balance	13,194	25,888	25,888
Available for sale instruments	38	—	30
Change in revaluation and hedge reserve	-57	699	387
Translation differences	734	-1,995	-2,081
Share-based payment	35	37	86

Income for the period recognized directly in equity	750	-1,259	-1,578

Income for the period	1,037	1,972	3,847

Total recognized income and expenses for the period	1,787	713	2,269

Repurchase and sale of shares	118	-96	-1,463
Dividend	-1,126	-2,222	-2,222
Distribution of Husqvarna shares	—	-5,696	-5,696
Redemption of shares	—	—	-5,582

Total transactions with equity holders	-1,008	-8,014	-14,963

Closing balance	13,973	18,587	13,194

KEY RATIOS1)

			First half	First half	Full year
SEKm	Q2 2007	Q2 2006	2007	2006	2006

Continuing operations
Earnings per share, SEK 2)	1.94	1.83	3.70	2.62	9.17
Excluding items affecting comparability, SEK	2.05	1.85	3.81	3.13	10.89
Return on net assets, %	—	—	16.3	15.1	23.2
Excluding items affecting comparability, %	—	—	14.6	13.1	21.2
Capital expenditure, SEKm	932	792	1,720	1,370	3,152
Average number of employees	55,822	53,451	56,315	54,234	55,471

Including discontinued operations
Return on equity, %	—	—	14.9	15.8	18.7
Excluding items affecting comparability, %	—	—	15.4	17.0	21.1
Net debt/equity ratio	—	—	0.55	-0.12	-0.02
Net debt/equity ratio, adjusted for share redemption	—	—	—	—	0.40

1)	For definitions, see page 20.

2)	Basic, on average number of shares after buy-backs, see page 17.
SHARES

				Shares held
	Outstanding	Outstanding	Shares held	by other
Number of shares	A-shares	B-shares	by Electrolux	shareholders

Number of shares as of January 1, 2007	9,502,275	299,418,033	29,986,756	278,933,552
Shares sold to senior managers under the stock option programs First quarter			-1,277,399	1,277,399
Second quarter			-149,515	149,515
Shares alloted to senior managers under the Performance Share Program 2004	—	—	-1,178,743	1,178,743

Number of shares as of June 30, 2007	9,502,275	299,418,033	27,381,099	281,539,209

As % of total number of shares			8.9%

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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
NET SALES BY BUSINESS AREA

			First half	First half	Full year
SEKm	Q2 2007	Q2 2006	2007	2006	2006

Consumer Durables, Europe	10,496	10,336	21,050	20,335	44,233
Consumer Durables, North America	9,043	9,287	17,665	18,384	36,171
Consumer Durables, Latin America	2,161	1,697	4,144	3,466	7,766
Consumer Durables, Asia/Pacific and Rest of world	2,314	2,196	4,390	4,290	8,636
Professional Products	1,767	1,749	3,455	3,337	6,941
Other	4	57	11	63	101

Total	25,785	25,322	50,715	49,875	103,848

OPERATING INCOME BY BUSINESS AREA

			First half	First half	Full year
SEKm	Q2 2007	Q2 2006	2007	2006	2006

Consumer Durables, Europe	299	376	769	781	2,678
Margin, %	2.8	3.6	3.7	3.8	6.1
Consumer Durables, North America	422	383	680	596	1,462
Margin, %	4.7	4.1	3.8	3.2	4.0
Consumer Durables, Latin America	103	76	185	153	339
Margin, %	4.8	4.5	4.5	4.4	4.4
Consumer Durables, Asia/Pacific and Rest of world	47	54	49	7	163
Margin, %	2.0	2.5	1.1	0.2	1.9
Professional Products	140	143	243	226	535
Margin, %	7.9	8.2	7.0	6.8	7.7

Total business areas	1,011	1,032	1,926	1,763	5,177
Margin, %	3.9	4.1	3.8	3.5	5.0

Common Group costs, etc.	-90	-188	-248	-319	-602
Items affecting comparability	-31	18	-31	-127	-542

Operating income	890	862	1,647	1,317	4,033

CHANGE IN NET SALES BY BUSINESS AREA

				First half
		Q2 2007		2007 in
		in comparable	First half	comparable
Year-over-year, %	Q2 2007	currencies	2007	currencies

Consumer Durables, Europe	1.5	1.9	3.5	4.6
Consumer Durables, North America	-2.6	4.6	-3.9	5.5
Consumer Durables, Latin America	27.3	26.4	19.6	23.6
Consumer Durables, Asia/Pacific and Rest of world	5.4	6.7	2.3	6.2
Professional Products	1.0	2.4	3.5	5.7

Total change	1.8	4.8	1.7	6.3

CHANGE IN OPERATING INCOME BY BUSINESS AREA

				First half
		Q2 2007		2007 in
		in comparable	First half	comparable
Year-over-year, %	Q2 2007	currencies	2007	currencies

Consumer Durables, Europe	-20.5	-21.6	-1.5	-1.5
Consumer Durables, North America	10.2	20.7	14.1	27.3
Consumer Durables, Latin America	35.5	36.0	20.9	25.9
Consumer Durables, Asia/Pacific and Rest of world	-13.0	-11.5	N/A	N/A
Professional Products	-2.1	-0.7	7.5	8.5

Total change, excluding items affecting comparability	9.1	13.0	16.2	21.8

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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
EXCHANGE RATES

	First half	First half	Full year
SEK	2007	2006	2006

USD, average	6.92	7.60	7.38
USD, end of period	6.86	7.27	6.87
EUR, average	9.20	9.33	9.26
EUR, end of period	9.25	9.24	9.05
GBP, average	13.64	13.55	13.58
GBP, end of period	13.74	13.32	13.49

NET SALES AND INCOME PER QUARTER

		Q1	Q2	Q3	Q4	Full year

Net sales, SEKm	2007	24,930	25,785
	2006	24,553	25,322	26,087	27,886	103,848

Operating income, SEKm	2007	757	890
	Margin, %	3.0	3.5
	2007 1)	757	921
	Margin, %	3.0	3.6
	2006	455	862	685	2,031	4,033
	Margin, %	1.9	3.4	2.6	7.3	3.9
	2006 1)	600	844	1,136	1,995	4,575
	Margin, %	2.4	3.3	4.4	7.2	4.4

Income after financial items, SEKm	2007	670	752
	Margin, %	2.7	2.9
	2007 1)	670	783
	Margin, %	2.7	3.0
	2006	387	783	684	1,971	3,825
	Margin, %	1.6	3.1	2.6	7.1	3.7
	2006 1)	532	765	1,135	1,935	4,367
	Margin, %	2.2	3.0	4.4	6.9	4.2

Income for the period, continuing operations, SEKm	2007	492	545
	2006	232	541	440	1,435	2,648

Earnings per share, continuing operations, SEK 2)	2007	1.76	1.94
	2007 1)	1.76	2.05
	2006	0.79	1.83	1.54	5.01	9.17
	2006 1)	1.28	1.85	2.81	4.95	10.89

Value creation, continuing operations, SEKm	2007	86	210
	2006	-23	256	565	1,404	2,202

Income for the period, SEKm	2007	492	545
	2006	807	1,165	440	1,435	3,847

Earnings per share, SEK 2)	2007	1.76	1.94
	2007 1)	1.76	2.05
	2006	2.78	3.95	1.54	5.05	13.32
	2006 1)	3.27	3.97	2.81	4.99	15.04

1)	Excluding items affecting comparability.

2)	Basic, based on average number of shares after buy-backs.

Number of shares, basic

Number of shares after buy-backs, million	2007	281.4	281.5
	2006	295.6	290.3	281.8	278.9	278.9
Average number of shares after buy-backs, million	2007	279.7	281.5
	2006	294.0	295.0	291.6	280.4	288.8

Items affecting comparability

Restructuring provisions, write-downs and capital	2007	—	-31
loss on divestment, SEKm	2006	-145	18	-451	36	-542

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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
NET SALES BY BUSINESS AREA PER QUARTER

SEKm		Q1	Q2	Q3	Q4	Full year

Consumer Durables, Europe	2007	10,554	10,496
	2006	9,999	10,336	11,226	12,672	44,233

Consumer Durables, North America	2007	8,622	9,043
	2006	9,097	9,287	9,216	8,571	36,171

Consumer Durables, Latin America	2007	1,983	2,161
	2006	1,769	1,697	1,913	2,387	7,766

Consumer Durables, Asia/Pacific and Rest of world	2007	2,076	2,314
	2006	2,094	2,196	2,101	2,245	8,636

Professional Products	2007	1,688	1,767
	2006	1,588	1,749	1,605	1,999	6,941

OPERATING INCOME BY BUSINESS AREA PER QUARTER

SEKm		Q1	Q2	Q3	Q4	Full year

Consumer Durables, Europe	2007	470	299
	Margin, %	4.5	2.8
	2006	405	376	672	1,225	2,678
	Margin, %	4.1	3.6	6.0	9.7	6.1

Consumer Durables, North America	2007	258	422
	Margin, %	3.0	4.7
	2006	213	383	333	533	1,462
	Margin, %	2.3	4.1	3.6	6.2	4.0

Consumer Durables, Latin America	2007	82	103
	Margin, %	4.1	4.8
	2006	77	76	83	103	339
	Margin, %	4.4	4.5	4.3	4.3	4.4

Consumer Durables, Asia/Pacific and Rest of world	2007	2	47
	Margin, %	0.1	2.0
	2006	-47	54	58	98	163
	Margin, %	-2.2	2.5	2.8	4.4	1.9

Professional Products	2007	103	140
	Margin, %	6.1	7.9
	2006	83	143	127	182	535
	Margin, %	5.2	8.2	7.9	9.1	7.7

Common Group costs, etc.	2007	-158	-90
	2006	-131	-188	-137	-146	-602

Items affecting comparability	2007	—	-31
	2006	-145	18	-451	36	-542

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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
PARENT COMPANY, INCOME STATEMENT

			First	First
			half	half	Full year
SEKm	Q2 2007	Q2 2006	2007	2006	2006

Net sales	1,430	1,500	2,832	2,918	6,204
Cost of goods sold	-1,265	-1,337	-2,488	-2,596	-5,428

Gross operating income	165	163	344	322	776
Selling expenses	-156	-160	-320	-316	-693
Administrative expenses	-116	-140	-257	-313	-558
Other operating income	10	30	19	71	171
Other operating expenses	-2	-55	-2	-55	-704

Operating income	-99	-162	-216	-291	-1,008
Financial income	471	5,901	1,119	6,533	12,867
Financial expenses	-95	-610	-437	-656	-1,163

Financial items, net	376	5,291	682	5,877	11,704

Income after financial items	277	5,129	466	5,586	10,696
Appropriations	5	4	10	9	14

Income before taxes	282	5,133	476	5,595	10,710
Taxes	8	10	13	17	58

Income for the period	290	5,143	489	5,612	10,768

PARENT COMPANY, BALANCE SHEET

SEKm	June 30, 2007	June 30, 2006	Dec. 31, 2006

Assets
Non-current assets	24,732	26,808	24,133
Current assets	14,119	12,960	13,102

Total assets	38,851	39,768	37,235
Equity and liabilities
Restricted equity	4,562	4,562	4,562
Non-restricted equity	8,368	10,282	8,668

Total equity	12,930	14,844	13,230
Untaxed reserves	732	747	742
Provisions	551	593	595
Non-current liabilties	3,592	5,424	4,482
Current liabilities	21,046	18,160	18,186
Total equity and liabilities	38,851	39,768	37,235

Assets pledged	5	5	5
Contingent liabilities	1,356	1,177	1,341

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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
FIVE-YEAR REVIEW

		Excluding
		Husqvarna
	2006	2005	2005	2004 1)	2003 2)	2002 2)

Net sales, SEKm	103,848	100,701	129,469	120,651	124,077	133,150
Operating income, SEKm	4,033	1,044	3,942	4,807	7,175	7,731
Margin, %	3.9	1.0	3.0	4.0	5.8	5.8
Margin, excluding items affecting comparability, %	4.4	4.0	5.4	5.6	6.2	6.1

Income after financial items, SEKm	3,825	494	3,215	4,452	7,006	7,545
Margin, %	3.7	0.5	2.5	3.7	5.6	5.7
Margin, excluding items affecting comparability, %	4.2	3.4	4.8	5.3	6.0	6.0

Income for the period, SEKm	2,648	-142	1,763	3,259	4,778	5,095
Earnings per share, SEK	9.17	-0.49	6.05	10.92	15.25	15.58
Average number of shares after buy-backs, million	288.8	291.4	291.4	298.3	313.3	327.1
Dividend, SEK	4.00	7.50	7.50	7.00	6.50	6.00

Value creation, SEKm	2,202	1,305	2,913	3,054	3,449	3,461
Return on equity, %	18.7	—	7.0	13.1	17.3	17.2
Return on net assets, %	23.2	5.4	13.0	17.5	23.9	22.1
Net debt/equity ratio	-0.02	—	0.11	0.05	0.00	0.05
Capital expenditure, SEKm	3,152	3,654	4,765	4,515	3,463	3,335
Average number of employees	55,471	57,842	69,523	72,382	77,140	81,971

1)	Restated to comply with IFRS, except for IAS 39. If IAS 39 had been applied in 2004, the volatility in income, net borrowings and equity would most probably have been higher.

2)	Comparative figures for the years 2002 and 2003 have not been restated to comply with IFRS. A restatement of those years would follow the same pattern as the restatement of 2004, i.e., the effects on income and equity would be limited.
DEFINITIONS

Capital indicators
Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at year-end exchange rates and adjusted for acquired and divested operations.

Net assets	Total assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities, non-interest-bearing provisions and deferred tax liabilities.

Working capital	Current assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities and non-interest-bearing provisions.

Net borrowings	Total borrowings less liquid funds.

Net debt/equity ratio	Net borrowings in relation to equity.

Equity/assets ratio	Equity as a percentage of total assets less liquid funds.

Other key ratios

Earnings per share	Income for the period divided by the average number of shares after buy-backs.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability: [(Net sales — operating costs = operating income) - (WACC x average net assets)]. The WACC rate before tax for 2007 is calculated at 12% compared to 11% for 2006, 12% for 2005 and 2004 and 13% for 2003 and 2002.

Return on equity	Income for the period expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.

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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
Accounting and valuation principles
Electrolux applies International Financial Reporting Standards (IFRS) as adopted by the European Union. This Interim Report has been prepared in accordance with IAS 34, Interim Financial Reporting, and RR 31 from the Swedish Financial Accounting Standards Council. There are no changes in the Group’s accounting and valuation principles compared with the accounting and valuation principles described in Note 1 of the Annual Report 2006. IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, has been applied for the accounting of the Husqvarna operations as described below.
Discontinued operations
The Outdoor Products operations of the Group were distributed to the shareholders in June 2006, under the name of Husqvarna AB. The Outdoor Products operations were transferred to Husqvarna AB at book values.
As of June 2006, Husqvarna is reported as discontinued operations in the income and cash-flow statements for 2006. Discontinued operations include the period January-May, 2006.
In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the net results for the distributed Outdoor Products operations in 2006 are reported in the Group’s income statement as a single net in the item “Income for the period from discontinued operations”. This means that the comparison figures for the former Outdoor Products operations are excluded from the sales and expenses reported in the income statements for 2006. Similarly, Outdoor Products operations are reported in the cash-flow statement for 2006 under “Cash flow from discontinued operations”. The adjustments have been made on the basis of the actual reporting for the operations within the Outdoor Products operations. In addition, a representative share of common Group costs has been allocated. Adjustments have also been made for historical financing and tax charges for the Outdoor Products operations.
Assets and liabilities for Husqvarna were excluded from the balance sheet as of May 31, 2006.

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Half-yearly Report January — June 2007 | Stockholm, July 17, 2007
This interim report has not been audited.
Telephone conference and presentation
A telephone conference will be held at 15.00 CET on July 17, 2007. The conference will be chaired by Hans Stråberg, President and CEO of Electrolux, and Fredrik Rystedt, CFO.
A slide presentation for the second quarter of 2007 will be available on the Electrolux website www.electrolux.com/ir
Financial reports in 2007
Interim report July – September            October 22
For more information
Peter Nyquist, Vice President, Investor Relations and Financial Information: +46 8 738 60 03 Financial information from Electrolux is also available at www.electrolux.com/ir

The information in this interim report is that which Electrolux is required to disclose under the Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act. It was released for publication at 08.00 CET on July 17, 2007.
Factors affecting forward-looking statements
This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.

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